For Immediate Release

Exhibit 99.1

TFI International Announces Board Departure of Lucien Bouchard

Montreal, Quebec, August 13, 2021 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced the retirement of long time independent director Lucien Bouchard from its Board of Directors which he originally joined in 2007. Over his long and distinguished career, Mr. Bouchard served as the Premier of Quebec, Canada’s Secretary of State and Minister of the Environment, was appointed the Canadian Ambassador to France in 1985, and has served on multiple high-profile corporate and non-profit boards. Mr. Bouchard will depart the TFI International Board of Directors effective August 23, 2021.

“We will be forever grateful for the insights and perspectives Lucien brought to TFI International over a long period of substantial growth and geographic expansion for our company,” stated Alain Bédard, Chairman, President and Chief Executive Officer. “He has my heartfelt gratitude, and on behalf of everyone at TFI International, we wish Lucien all the very best in the years ahead.”

“I am ecstatic around TFI International’s remarkable success since I first joined the Board many years ago,” stated Lucien Bouchard. “It was an honor to serve alongside my fellow Board members, and most importantly, I am confident that under the leadership of Alain, TFI International will continue to prosper in the coming years.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•Package and Courier;

•Less-Than-Truckload;

•Truckload;

•Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com